

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 29, 2020

VIA ELECTRONIC MAIL

Rajib Chanda, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, NW
Washington, DC 20001

Re: Tortoise Capital Advisors, L.L.C., *et al.*, File No. 812-15128

Dear Mr. Chanda:

By form APP-WD filed with the Securities and Exchange Commission on May 15, 2020, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Trace W. Rakestraw

Trace W. Rakestraw
Branch Chief

cc: Jeffrey S. Kruske, Tortoise Capital Advisors, L.L.C.